UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number: 001-35380

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vital Energy, Inc.
Full Name of Registrant

Laredo Petroleum, Inc.
Former Name if Applicable

521 E. Second Street, Suite 1000
Address of Principal Executive Office (Street and Number)

Tulsa, Oklahoma 74120
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vital Energy, Inc. (the "Company") is unable to file its annual report on Form 10-K (the "Form 10-K") within the prescribed time period as the Company is still preparing analyses and providing documentation to its auditors, Ernst & Young LLP ("EY") in connection with certain ongoing audit procedures relating primarily to the Company's multiple acquisitions during the year ended December 31, 2023. The Company does not believe such matters could have been completed by the prescribed filing date without unreasonable effort or expense. The Company expects to file its Form 10-K no later than fifteen calendar days following the due date of the Form 10-K. This delay in filing is not the result of any material weakness in the effectiveness of the Company's internal controls over financial reporting or any disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Although the Form 10-K is not complete, the Company expects that the financial statements in the Form 10-K will be consistent with the financial information reported in the earnings release furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K dated February 21, 2024 (the "Earnings Release"). The Company expects to file its Form 10-K prior to the end of the 15-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark D. Denny	(918)	513-4570
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐	Yes	☒	No*

*The Company does not expect any changes to the financial results it previously reported in the Earnings Release.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vital Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2024	VITAL ENERGY, INC.
	By:	/s/ Mark D. Denny
	Name:	Mark D. Denny
	Title:	Executive Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).